Exhibit 99.1

For Immediate Release

NOVADAQ to Present at the Canaccord Genuity 34th Annual Growth Conference

TORONTO, August 6, 2014 (GLOBE NEWSWIRE) Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, announced today that President and CEO, Dr. Arun Menawat, will present the Company’s corporate overview at the Canaccord Genuity 34th Annual Growth Conference on Thursday, August 14, 2014 at 1:00 p.m. Eastern Time. The conference will be held at the InterContinental Boston Hotel in Boston, Massachusetts.

Dr. Menawat’s presentation will be webcast live and archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA® is used to assess perfusion in patients being treated for non-healing wounds.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Novadaq Technologies Inc.

Elif McDonald

Vice President, Corporate Communications and Investor Relations

1-905-629-3822 ext: 218

investor@novadaq.com

www.novadaq.com

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com